Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
New Achiever Ventures Limited	British Virgin Islands
Samfine Creation Limited	Hong Kong
SAMFINE Printing (Shenzhen) Co., Ltd	PRC
Shenzhen Samfine Cloud Printing Technology Limited	PRC